February 27, 2006
By Edgar and Facsimile to (202) 772 9208
Securities and Exchange Commission
Division of Corporation Finance, Mail Stop 4561
100 F Street, N.E.
Washington D.C. 20549
Attn:
Ms. Angela Connell
Re:
National Consumer Cooperative Bank
Form 10-K for Fiscal Year Ended December 31, 2004
Filed April 1, 2005
File No. 002-99779
Dear Ms. Connell:
     We are submitting this as a third addendum to our letter of January 17, 2006, which was in response to your letter, dated December 19, 2005. In our letter of January 17, 2006 we requested additional time to prepare the draft disclosures for our 2005 10-K. The comment number below corresponds to the comment number in your letter of December 19, 2005. It should be noted that our registered independent public accounting firm has not completed their audit of our financial statements, and the information presented as draft in this response may be different from our final 10-K filing.
Note 27 — Loan Sales and Securitizations, Page 66
5.	Please revise future filings to provide the disclosures required by paragraph 17(e)-(g) of SFAS 140 with respect to your securitization activities and servicing assets. Specifically disclose the methods and assumptions used to measure the fair values of servicing assets and other retained interests, including quantitative information about discount rates, expected prepayments and anticipated credit losses.

Pursuant to your comment above please find the draft of our note to be included in our 2005 10-K filing.
27. LOAN SALES AND SECURITIZATIONS
     NCB sells commercial loans and commercial and residential real estate loans. When NCB sells loans it generally retains the MSRs and, depending on the nature of the sale, may also retain interest-only securities.
     During 2005 and 2004, NCB sold loans through securitized transactions and retained interest-only receivables, which are considered retained interests in the securitization transactions. The net proceeds from NCB’s 2005 sale of loans through securitized transactions were $586.8 million and generated a total of $5.1 million in retained interests. The proceeds from NCB’s 2004 sales of loans through securitized transactions were $506.3 million and generated a total of $10.4 million in retained interests.

     NCB also undertakes loan sales where the loans sold are not securitized. During the years ended December 31, 2005 and 2004, NCB sold loans through non-securitized transactions. The net proceeds from the sale of these loans were $402.7 million and generated a total of $4.1 million in retained interests for the years ended December 31, 2005. The net proceeds from the sale of these loans were $201.9 million and generated a total of $3.4 million in retained interests for the year ended December 31, 2004
     In total NCB generated a gain on the sale of loans of $26.2 million and $18.3 million for the years ended December 31, 2005 and 2004, respectively.
     During 2005, NCB did not sell any mortgage-backed securities. In 2004 NCB sold mortgage backed securities generating net proceeds of $81.8 million and retained interests of $3.1 million, and a gain on the sale of this investment security of $3.5 million.
     See Note 4 — Loan Servicing for a presentation of loan balances that NCB services.
     Mortgage Servicing Rights
     MSRs arise from contractual agreements between NCB and investors (or their agents) related to securities and loans. MSRs represent assets where the benefits of servicing are expected to be more than adequate compensation for NCB’s servicing of the related loans. Under these contracts, NCB performs loan servicing functions in exchange for fees and other remuneration. The servicing functions typically performed include: collecting and remitting loan payments, responding to borrower inquiries, accounting for principal and interest, holding custodial (impound) funds for payment of property taxes and insurance premiums, counseling delinquent mortgagors, supervising foreclosures and property dispositions, and generally administering the loans. For performing these functions, NCB receives a servicing fee ranging generally from 0.08% to 0.38% annually on the remaining outstanding principal balances of the loans. The servicing fees are collected from the monthly payments made by the borrowers. In addition, NCB generally receives other remuneration consisting of float benefits derived from collecting and remitting mortgage payments, as well as rights to various mortgagor-contracted fees such as late charges and prepayment penalties. In addition, NCB generally has the right to solicit the borrowers for other products and services.
     Per paragraph 63 of FAS 140 MSRs are periodically tested for impairment. The impairment test was segmented into risk tranches, which were stratified, based upon the predominant risk characteristics of the loans.
     Activity related to MSRs for the years ended December 31, 2005 and 2004, respectively, are as follows (in thousands):

	Mortgage Servicing Rights
	2005	2004
Balance at January 1	$3,099	$2,458
Additions	3,358	1,351
Amortization	(748)	(710)

Balance at December 31	$5,709	$3,099

     NCB services three types of loans; cooperative single-family loans, cooperative multifamily loans and commercial real estate loans. At December 31, 2005 and 2004 the MSR balance relating to the servicing of cooperative single family loans was $2.3 million and $2.4 million respectively. At December 31, 2005 and 2004 the MSR balance relating to the servicing of cooperative multifamily loans and commercial real estate loans was $3.4 million and $0.7 million respectively. To date, no principal losses relating to a NCB originated cooperative blanket or commercial real estate sold loan have ever occurred.

     Changes in the valuation allowance for MSR were as follows:

	Year Ended December 31,
	2005	2004	2003
		(in thousands)
Balance, beginning of year	$—	$—	$—
Impairment	—	69	295
Reversal of Impairment	—	(69)	(295)

Balance, end of year	$—	$—	$—

     Considerable judgment is required to determine the fair values of our retained interests because these assets are generally not actively traded in stand-alone markets.
     NCB’s MSR valuation process combines the use of sophisticated discounted cash flow models to arrive at an estimate of fair value at the time of the loan sale and each subsequent balance sheet date. The key assumptions used in the valuation of MSRs are mortgage prepayment speeds, the discount rate of residual cash flows and the earnings rate of P&I float, escrows and replacement reserves. These variables can and generally will change from quarter to quarter as market conditions and projected interest rates change. Multiple models are required to reflect the nature of the MSR of the different types of loans that we service.
     Key economic assumptions used in determining the fair value of MSRs at the time of securitization are as follows:

	Years Ended
	December 31,
	2005	2004	2003
Weighted-average life (in years)	8.0	5.1	3.9
Weighted-average annual prepayment speed	7.2%	17.6%	22.7%
Residual cash flows discount rate (annual)	10.5%	10.4%	10.3%
Earnings rate of P&I float, escrows and replacement reserves	4.2%	3.8%	3.7%
     Key economic assumptions used in measuring the period-end fair value of NCB’s MSRs at December 31, 2005 and 2004 and the effect on the fair value of those MSRs from adverse changes in those assumptions, are as follows:

	December 31,
	2005	2004
	(In thousands)
Fair value of mortgage servicing rights	$7,527	$3,383
Weighted-average remaining life (in years)	6.4	4.1
Weighted-average annual prepayment speed	7.1%	17.6%
Impact on fair value of 10% adverse change	$(174)	$(146)
Impact on fair value of 20% adverse change	$(335)	$(275)
Residual cash flows discount rate (annual)	10.5%	10.4%
Impact on fair value of 10% adverse change	$(292)	$(93)
Impact on fair value of 20% adverse change	$(566)	$(182)
Earnings Rate of P&I float, escrows and replacement reserves	4.4%	3.8%
Impact on fair value of 10% adverse change	$(293)	$(120)
Impact on fair value of 20% adverse change	$(586)	$(239)

Interest Only receivables
     Activity related to interest-only receivables for the years ended December 31, 2005 and 2004, are as follows (in thousands):

	Certificated
	Interest-Only Receivables
	2005	2004
Balance at January 1	$42,063	$36,472
Additions	5,965	10,224
Amortization	(5,007)	(4,783)
Change in valuation allowance	(959)	1,154
Writedown of asset due to prepayment	(35)	(1,004)

Balance at December 31	$42,027	$42,063

	Non-certificated
	Interest-Only Receivables
	2005	2004
Balance at January 1	$37,833	$39,249
Additions	4,126	3,523
Amortization	(4,871)	(3,658)
Change in valuation allowance	(969)	(1,079)
Writedown of asset due to prepayment	(437)	(202)

Balance at December 31	$35,682	$37,833

     Prepayment fees of $0.4 million and $1.4 million for the years ending December 31, 2005 and 2004 respectively offset the writedown of the interest only receivables.
     For interest only receivables, NCB estimates fair value — both at initial recognition and on an ongoing basis — through the use of discounted cash flow models. The key assumption used in the valuation of its other retained interests is the discount rate.
     Key economic assumptions used in determining the fair value of interest only receivables at the time of securitization are as follows:

	December 31,
	2005	2004	2003
Weighted-average life (in years)	9.3	9.0	9.6
Weighted average annual discount rate	5.44%	5.61%	5.42%
     Key economic assumptions used in subsequently measuring the fair value of the Company’s other retained interests at December 31, 2005 and 2004, and the effect on the fair value of those other retained interests from adverse changes in those assumptions are as follows:

	December 31,
	2005	2004
	(In thousands)
Fair value of other retained interests	$77,717	$79,764
Weighted-average life (in years)	7.4	7.9
Weighted average annual discount rate	5.93%	5.56%
Impact on fair value of 10% adverse change	$(1,679)	$(1,655)
Impact on fair value of 20% adverse change	$(3,300)	$(3,256)
     At December 31, 2005 and 2004 the total principal amount outstanding of the underlying loans of the interest only receivables are $3.3 billion and $2.6 billion, respectively. At December 31, 2005 there was $7.6 million, or 0.2%, of delinquent loans. At December 31, 2004 none of the underlying loans was delinquent.
     The interest only receivables that NCB holds relate almost exclusively to cooperative multifamily loans that NCB originated and sold. Most cooperative multifamily loans have a lockout period during which the borrower cannot prepay the loan. Many loans have a defeasance clause that allows the borrower to prepay its loan only by replacing the secured collateral with U.S securities, which will produce cash flows sufficient to make all loan payments. Prepayment rates are thus considered to have a Conditional Prepayment Rate (CPR) of 0% during the lockout and defeasance period, regardless of the note rate of the loan. Other loans have yield maintenance or fixed penalties in conjunction with lockout periods. NCB retains an interest in most fixed penalties and yield maintenance penalties to offset any cash flow reduction, as it would relate to a prepayment, which mitigates prepayment risk. Cooperative multifamily loans, in general do not have the homogeneous characteristics that one would find on single-family loans. Due to the highly negotiated nature of each individual transaction an event considered to be adverse is not consistent across all of our interest only receivables and thus severely limits any sensitivity analysis relating to prepayment speeds.
     All of the sensitivities above are hypothetical and should be used with caution. The effect of a variation in a particular assumption on the fair value of the retained interest is calculated independently without changing any other assumption. In reality, changes in one factor may result in changes in another factor, which might compound or counteract the sensitivities.
     The following table summarizes the cash flows received from loan sale activity and retained interests for the years ended December 31, (in thousands):

	2005	2004
Net proceeds from loans sold through securitization	$586,796	$506,326
Net proceeds from other loan sales	$402,681	$201,859
Net proceeds from sale of mortgage-backed securities	$—	$81,793
Servicing fees received	$3,094	$2,802
Cash flows received on interest-only receivables	$13,875	$14,412
Please contact me at (202) 336-7661 if you wish to discuss any of our responses.
Very truly yours,
/s/ Richard L. Reed
Richard L. Reed
Chief Financial Officer
National Consumer Cooperative Bank